June 17, 2016
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief
Office of Natural Resources
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant
Anuja A. Majudar, Attorney-Advisor

Re:	MPLX LP
Registration Statement on Form S-3
Filed May 16, 2016
File No. 333-211397
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed May 2, 2016
Form 8-K
Filed April 28, 2016
File No. 001-35714
Ladies and Gentlemen:
MPLX LP, a Delaware limited partnership (the “Partnership” or “MPLX” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 10, 2016, with respect to the Partnership’s Registration Statement on Form S-3, filed May 16, 2016 (the “Registration Statement”), Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 26, 2016 (the “Form 10-K”), Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2016, filed on May 2, 2016 (the “Form 10-Q”), and the Current Report on Form 8-K, filed on April 28, 2016 (the “Form 8-K”).
Below are the Partnership’s responses. For the convenience of the Staff, the Partnership has repeated each of the Staff’s comments before the corresponding response.

United States Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

Registration Statement on Form S-3
General
1.This letter includes comments relating to your Exchange Act filings and disclosures. Once we indicate that we have no further comments in that regard, you will be in a position to request accelerated effectiveness for your Form S-3 registration statement.
Response:
The Partnership respectfully acknowledges the Staff’s comment.
Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71
Non-GAAP Financial Information, page 72
2.    We note that your reconciliations of Adjusted EBITDA and Distributable Cash Flow (“DCF”) for the fiscal year ending December 31, 2015 include adjustments labeled “MarkWest’s pre-merger EBITDA” and “MarkWest undistributed DCF,” respectively, for the period from October 1, 2015 through December 3, 2015. Please expand your disclosure to further explain what these pre-merger adjustments represent and why the amounts are limited to the period from October 1, 2015 through December 3, 2015.
Response:
In future Exchange Act Filings in which the Partnership includes the adjustments identified in Comment 2, the Partnership intends to provide the following explanations:
The financial and operational results of MarkWest are included in MPLX’s results from December 4, 2015, the date of the MarkWest Merger, in accordance with GAAP. The Partnership distributes and, prior to the MarkWest Merger, MarkWest distributed, all or a portion of the DCF generated in any given quarter to unitholders in the subsequent quarter. MarkWest had made a distribution for the third quarter of 2015 prior to the MarkWest Merger. However, the DCF generated by MarkWest for the period from October 1, 2015 through December 3, 2015 had not been distributed to unitholders as of the date of the MarkWest Merger. In order to include the amount of Adjusted EBITDA and DCF generated

United States Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

by MarkWest during the fourth quarter of 2015 prior to the date of the MarkWest Merger, we have made adjustments labeled “MarkWest’s pre-merger EBITDA” and “MarkWest undistributed DCF” in our reconciliations of Adjusted EBITDA and DCF. MarkWest’s pre-merger EBITDA represents Adjusted EBITDA generated by MarkWest for the period from October 1, 2015 through December 3, 2015. MarkWest undistributed DCF represents the net adjustments made to MarkWest’s pre-merger EBITDA in order to arrive at the DCF generated by MarkWest for the period from October 1, 2015 through December 3, 2015.
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Critical Accounting Estimates, page 56
Impairment of Goodwill, page 57
3.    We note the impairment charge recognized in the quarterly period ended March 31, 2016 does not relate to your Marcellus reporting unit within the Gathering and Processing segment; however, you disclose the sensitivity of the fair value of this reporting unit to a 0.5% increase in the discount rate assumption, which would have resulted in additional impairment of over $400 million. Please expand your disclosures to address the following items:

•	the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response:
In future Exchange Act Filings, the Partnership intends to provide expanded disclosure in response to the Staff’s comment. An example of such expanded disclosure with respect to our most recent Form 10-Q is as follows (underlined sections mark changes from the Form 10-Q):
We did not record an impairment charge in the Marcellus reporting unit within the G&P segment, which is the only other reporting unit within the G&P segment that

United States Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

has assigned goodwill. Based on our provisional purchase price accounting, the Marcellus reporting unit has $1,814 million of goodwill assigned to it. Step 1 of the impairment analysis resulted in the carrying value of the Marcellus reporting unit exceeding its fair value by 0.62% as of the date of the most recent test; therefore, we completed Step 2 of the goodwill impairment analysis. Step 2 of the goodwill impairment analysis requires us to determine the fair value of all assets, liabilities and noncontrolling interests, if any, of the reporting unit, whether or not currently recognized. The implied fair value of goodwill is the residual value of the reporting unit’s fair value, less the fair value of the assets, liabilities and noncontrolling interests, if any. The results of our Step 2 analysis concluded that the fair value of the goodwill of the Marcellus reporting unit exceeded its carrying value of $1,814 million by approximately $20 million, or 1.2%. An increase of 0.50% to the discount rate used to estimate Marcellus' fair value would have resulted in an additional goodwill impairment charge of more than $400 million. The other significant assumption used to estimate the Marcellus’ fair value included estimates of future cash flows. If estimates for future cash flows, which are impacted primarily by commodity prices and producers’ production plans, for this reporting unit were to decline, the overall reporting unit's fair value would decrease, resulting in a potential goodwill impairment charge. Additionally, an increase in the cost of capital would result in a decrease in the fair value of the Marcellus reporting unit, causing its value to decline and goodwill to potentially be impaired.

Form 8-K filed April 28, 2016
Exhibit 99.1
4.    You present, discuss, and analyze certain non-GAAP measures in the bullet points presented in bold font in the headlines to your earnings release for the quarter ending March 31, 2016 and as part of the disclosure therein without providing equally prominent presentation, discussion, or analysis of comparable GAAP measures. In addition, equally prominent descriptive characterizations of the comparable GAAP measures are not provided. This presentation appears inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10. Please review this guidance when preparing your next earnings release.
Response:

United States Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

The Partnership respectfully acknowledges the Staff’s comment. The Partnership has reviewed the Staff’s guidance and will adjust its disclosure in future earnings releases accordingly.

*	*	*
In connection with the above response, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 925-9210.

Very truly yours,

/s/ Nancy K. Buese
Nancy K. Buese,
Executive Vice President and Chief Financial
Officer

cc:	C. Corwin Bromley, MPLX LP
Molly R. Benson, MPLX LP
Kimberly J. Pustulka, Jones Day